Pony Group Inc.

Engineer Experiment Building, A202

7 Gaoxin South Avenue, Nanshan District

Shenzhen, Guangdong Province

People’s Republic of China

VIA EDGAR

June 30, 2023

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C. 20549

Attn: Blaise Rhodes

Re:	Pony Group, Inc.

Form 10-K for Fiscal Year Ended December 31, 2022

Filed March 31, 2023

File No. 333-234358

Dear Blaise Rhode,

Pony Group, Inc. (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on June 15, 2023, regarding the Form 10-K for the year ended December 31, 2022 (the “Form 10-K”) submitted to the Commission on March 31, 2023.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in Amendment No. 1 to the Annual Report on Form 10-K (the “Amendment”) which is being submitted to the Commission contemporaneously with the submission of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2022

1.	We note your disclosure in this section and elsewhere in your filing that you concluded that neither you nor your subsidiaries are required to obtain any “permission approval or business licenses” from the PRC and Hong Kong governments to operate your business or offer/trade your securities. Please further revise your disclosure to state whether you relied on an opinion of counsel in coming to these conclusions and, state that that is the case and explain why such an opinion was not obtained; further, discuss how you came to such conclusions and the bases on which you made such determinations.

Response: The Company respectfully acknowledges the Staff’s comment and has accordingly revised pages 3, 4, 24 and 28 of the Amendment.

Item 9A. Controls and Procedures, page 47

2.	Please amend our filing to include the management’s annual report on internal control over financial reporting. Refer to Item 308(a) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has accordingly revised page 48 of the Amendment.

We thank the Staff for its review of the foregoing. If you have any further comments or questions, please feel free to contact to our counsel, Richard I. Anslow, ranslow@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Wenxian Fan
Wenxian Fan, Chief Executive Officer
Pony Group, Inc.

cc: Richard I. Anslow, Esq.